[ALGER LOGO]
VIA EDGAR                             ALGER

September 19, 2006

Branch of Registrations and Examinations
Office of Filings & Information Services
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: THE ALGER FAMILY OF FUNDS (COLLECTIVELY, THE "FUNDS") - FILING OF JOINT FIDELITY BOND PURSUANT TO RULE 17G-1

To Whom It May Concern:

On behalf of the following registered investment companies (listed below and on Schedule 1), enclosed herewith for filing is a copy of the Joint Insured Fidelity Bond for the Funds, together with the statements and other materials required by item (g) (1) of Rule 17g-l under the Investment Company Act of 1940, including a copy of the appropriate resolutions adopted by a majority of the Trustees/Directors of the Funds, including a majority of the Trustees/Directors who are not "interested persons" of each Registered Investment Company listed below.

      The Alger Funds (formerly, The Alger Fund: File No. 811-1355)
      The Alger American Fund (File No. 811-5550)
      The Alger Institutional Funds (formerly, The Alger Institutional Fund:
      File No. 811-7986)
      Spectra Fund (File No. 811-1743)
      Castle Convertible Fund, Inc. (File No. 811-2213)
      The China-U.S. Growth Fund (formerly, The Global China Growth Fund: File No. 811-21308)

The premium for the attached fidelity bond has been paid for the period July 24, 2006 to July 24, 2007.

Please do not hesitate to call me at (212) 806-8838 if you require any additional information. Thank you for your attention to this matter.

Best Regards,

/s/ Barry Mullen
Barry Mullen
Chief Compliance Officer

Enclosures

                           FRED ALGER MANAGEMENT, INC.
           111 Fifth Avenue o New York, New York 10003 o 212.806.8800

                                   SCHEDULE 1

The Alger Funds (formerly, The Alger Fund: File No. 811-1355)
The Alger American Fund (File No. 811-5550)
The Alger Institutional Funds (formerly, The Alger Institutional Fund: File No. 811-7986)
Spectra Fund (File No. 811-1743)
Castle Convertible Fund, Inc. (File No. 811-2213)
The China-U.S. Growth Fund (formerly, The Global China Growth Fund: File No. 811-21308)

   CHUBB GROUP OF INSURANCE COMPANIES                DECLARATIONS
                                                     FINANCIAL INSTITUTION INVESTMENT
   15 Mountain View Road, Warren, New Jersey 07059   COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):        Bond Number: 81448270

FRED ALGER MANAGEMENT, INC.
                                                     FEDERAL INSURANCE COMPANY

111 FIFTH AVENUE                                     Incorporated under the laws of Indiana
NEW YORK, NY 10003                                   a stock insurance company herein called the COMPANY

                                                     Capital Center, 251 North Illinois, Suite 1100
                                                     Indianapolis, IN 46204-1927

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ITEM 1.   BOND PERIOD: from 12:01 a.m. on July 24, 2006
                         to 12:01 a.m. on July 24, 2007

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                                     DEDUCTIBLE
          INSURING CLAUSE                                       LIMIT OF LIABILITY     AMOUNT
          ---------------                                       ------------------   ----------
          1.  Employee                                          $        6,850,000   $   50,000
          2.  On Premises                                       $        6,850,000   $   50,000
          3.  In Transit                                        $        6,850,000   $   50,000
          4.  Forgery or Alteration                             $        6,850,000   $   50,000
          5.  Extended Forgery                                  $        6,850,000   $   50,000
          6.  Counterfeit Money                                 $      Not Covered   $      N/A
          7.  Threats to Person                                 $      Not Covered   $      N/A
          8.  Computer System                                   $      Not Covered   $      N/A
          9.  Voice Initiated Funds Transfer Instruction        $      Not Covered   $      N/A
          10. Uncollectible Items of Deposit                    $          100,000   $   50,000
          11. Audit Expense                                     $      Not Covered   $      N/A

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
          1-4

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Mecan                                   /s/ Thomas F. Motamed
   Secretary                                            President

Countersigned by                                      /s/ Robert Hamburger
                 ----------------                   -------------------------
                                                    Authorized Representative

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ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                           Page 1 of 1

                                    Exhibit A

                            The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

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INSURING CLAUSES

EMPLOYEE                    1.    Loss resulting directly from LARCENY or
                                  EMBEZZLEMENT committed by any EMPLOYEE, alone or in collusion with others.

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ON PREMISES                 2.    Loss of PROPERTY resulting directly from
                                  robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.

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IN TRANSIT                  3.    Loss of PROPERTY resulting directly from
                                  common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                                  a.    in an armored motor vehicle, including
                                        loading and unloading thereof,

                                  b.    in the custody of a natural person
                                        acting as a messenger of the ASSURED, or

                                  c.    in the custody of a TRANSPORTATION
                                        COMPANY and being transported in a
                                        conveyance other than an armored motor
                                        vehicle provided, however, that covered
                                        PROPERTY transported in such manner is
                                        limited to the following:

                                        (1)   written records,

                                        (2)   securities issued in registered
                                              form, which are not endorsed or
                                              are restrictively endorsed, or

                                        (3)   negotiable instruments not payable
                                              to bearer, which are not endorsed
                                              or are restrictively endorsed.

                                  Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

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INSURING CLAUSES
(CONTINUED)

FORGERY OR ALTERATION       4.    Loss resulting directly from:

                                  a.    FORGERY on, or fraudulent material
                                        alteration of, any bills of exchange,
                                        checks, drafts, acceptances,
                                        certificates of deposits, promissory
                                        notes, due bills, money orders, orders
                                        upon public treasuries, letters of
                                        credit, other written promises, orders
                                        or directions to pay sums certain in
                                        money, or receipts for the withdrawal of PROPERTY, or

                                  b.    transferring, paying or delivering any
                                        funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                                  excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                  For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

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EXTENDED FORGERY
                            5. Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                                  a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS WHICH PROVE TO:

                                        (1)   bear a FORGERY or a fraudulently
                                              material alteration,

                                        (2)   have been lost or stolen, or

                                        (3)   be COUNTERFEIT, or

                                  b.    guaranteed in writing or witnessed any
                                        signatures on any transfer, assignment,
                                        bill of sale, power of attorney,
                                        guarantee, endorsement or other
                                        obligation upon or in connection with
                                        any SECURITIES, DOCUMENTS OR OTHER
                                        WRITTEN INSTRUMENTS.

                                  Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is AN acknowledgment by the ASSURED that it no longer relies on such collateral.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

INSURING CLAUSES

EXTENDED FORGERY                  For the purpose of this INSURING CLAUSE, a
(CONTINUED)                       mechanically reproduced facsimile signature is
                                  treated the same as a handwritten signature.

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COUNTERFEIT MONEY           6.    Loss resulting directly from the receipt by
                                  the ASSURED in good faith of any COUNTERFEIT money.

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THREATS TO PERSON           7.    Loss resulting directly from surrender of
                                  PROPERTY away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                                  a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                                  b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                                  It is agreed that for purposes of this
                                  INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

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COMPUTER SYSTEM             8.    Loss resulting directly from fraudulent:

                                  a.    entries of data into, or

                                  b.    changes of data elements or programs
                                        within,

                                  a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                                        (1)   funds or other property to be
                                              transferred, paid or delivered,

                                        (2)   an account of the ASSURED or of
                                              its customer to be added, deleted,
                                              debited or credited, or

                                        (3)   an unauthorized account or a
                                              fictitious account to be debited
                                              or credited.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

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INSURING CLAUSES
(CONTINUED)

VOICE INITIATED FUNDS       9.    LOSS resulting directly from VOICE INITIATED
TRANSFER INSTRUCTION              FUNDS TRANSFER INSTRUCTION directed to the
                                  ASSURED authorizing the transfer of dividends or redemption proceeds of INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE INITIATED FUNDS TRANSFER
                                  INSTRUCTION was:

                                  a.    received at the ASSURED'S offices by
                                        those EMPLOYEES of the ASSURED
                                        specifically authorized to receive the
                                        VOICE INITIATED FUNDS TRANSFER
                                        INSTRUCTION,

                                  b.    made by a person purporting to be a
                                        CUSTOMER, and

                                  c.    made by said person for the purpose of
                                        causing the ASSURED or CUSTOMER to
                                        sustain a loss or making an improper
                                        personal financial gain for such person
                                        or any other person.

                                  In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

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UNCOLLECTIBLE ITEMS OF      10.   Loss resulting directly from the ASSURED
DEPOSIT having credited an account of a customer, shareholder or subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                                  a.    redemptions or withdrawals to be
                                        permitted,

                                  b.    shares to be issued, or

                                  c.    dividends to be paid,

                                  from an account of an INVESTMENT COMPANY.

                                  In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                                  ITEMS OF DEPOSIT shall not be deemed
                                  uncollectible until the ASSURED'S standard collection procedures have failed.

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AUDIT EXPENSE               11.   Expense incurred by the ASSURED for that part
                                  of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

GENERAL AGREEMENTS

ADDITIONAL COMPANIES        A.    If more than one corporation, or INVESTMENT
INCLUDED AS ASSURED               COMPANY, or any combination of them is
                                  included as the ASSURED herein:

                                  (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                                  (2)   Only the first named ASSURED shall be
                                        deemed to be the sole agent of the
                                        others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                                  (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                                  (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                                  (5)   If the first named ASSURED ceases for
                                        any reason to be covered under this
                                        Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

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REPRESENTATION MADE BY      B.    The ASSURED represents that all information it
ASSURED has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

                                  The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                  Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

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GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL OFFICES OR       C.    If the ASSURED, other than an INVESTMENT
EMPLOYEES - CONSOLIDATION,        COMPANY, while this Bond is in force, merges
MERGER OR PURCHASE OR             or consolidates with, or purchases or acquires
ACQUISITION OF ASSETS OR          assets or liabilities of another institution,
LIABILITIES - NOTICE              the ASSURED shall not have the coverage
TO COMPANY                        afforded under this Bond for loss which has:

                                  (1)   occurred or will occur on premises, or

                                  (2)   been caused or will be caused by an
                                        employee, or

                                  (3)   arisen or will arise out of the assets
                                        or liabilities,

                                  of such institution, unless the ASSURED:

                                  a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                                  b.    obtains the written consent of the
                                        COMPANY to extend some or all of the
                                        coverage provided by this Bond to such
                                        additional exposure, and

                                  c.    on obtaining such consent, pays to the
                                        COMPANY an additional premium.

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CHANGE OF CONTROL -         D.    When the ASSURED learns of a change in control
NOTICE TO COMPANY                 (other than in an INVESTMENT COMPANY), as set
                                  forth in Section 2(a) (9) of the Investment
                                  Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                                  (1)   the names of the transferors and
                                        transferees (or the names of the
                                        beneficial owners if the voting
                                        securities are registered in another
                                        name),

                                  (2)   the total number of voting securities
                                        owned by the transferors and the
                                        transferees (or the beneficial owners),
                                        both immediately before and after the
                                        transfer, and

                                  (3)   the total number of outstanding voting
                                        securities.

                                  Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

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COURT COSTS AND             E.    The COMPANY will indemnify the ASSURED for
ATTORNEYS' FEES                   court costs and reasonable attorneys' fees
                                  incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond.
                                  However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                                  (1)   an EMPLOYEE admits to being guilty of
                                        LARCENY OR EMBEZZLEMENT,

                                  (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

GENERAL AGREEMENTS

COURT COSTS AND                   (3)   in the absence of 1 or 2 above, an
ATTORNEYS' FEES                         arbitration panel agrees, after a review
(CONTINUED)                             of an agreed statement of facts between
                                        the COMPANY and the ASSURED, that an
                                        EMPLOYEE would be found guilty of
                                        LARCENY OR EMBEZZLEMENT if such EMPLOYEE were prosecuted.

                                  The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                  If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                  If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                  If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                  If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                  Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

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CONDITIONS AND
LIMITATIONS

DEFINITIONS                 1.    As used in this Bond:

                                  a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                                  b.    COUNTERFEIT means an imitation of an
                                        actual valid original which is intended
                                        to deceive and be taken as the original.

                                  c.    CUSTODIAN means the institution
                                        designated by an INVESTMENT COMPANY to
                                        maintain possession and control of its
                                        assets.

                                  d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION.

                                  e.    EMPLOYEE means:

                                        (1)   an officer of the ASSURED,

                                        (2)   a natural person while in the
                                              regular service of the ASSURED at
                                              any of the ASSURED'S premises and
                                              compensated directly by the
                                              ASSURED through its payroll system
                                              and subject to the United States
                                              Internal Revenue Service Form W-2
                                              or equivalent income reporting
                                              plans of other countries, and whom
                                              the ASSURED has the right to
                                              control and direct both as to the
                                              result to be accomplished and
                                              details and means by which such
                                              result is accomplished in the
                                              performance of such service,

                                        (3)   a guest student pursuing studies
                                              or performing duties in any of the
                                              ASSURED'S premises,

                                        (4)   an attorney retained by the
                                              ASSURED and an employee of such
                                              attorney while either is
                                              performing legal services for the
                                              ASSURED,

                                        (5)   a natural person provided by an
                                              employment contractor to perform
                                              employee duties for the ASSURED
                                              under the ASSURED'S supervision at
                                              any of the ASSURED'S premises,

                                        (6)   an employee of an institution
                                              merged or consolidated with the
                                              ASSURED prior to the effective
                                              date of this Bond,

                                        (7)   a director or trustee of the
                                              ASSURED, but only while performing
                                              acts within the scope of the
                                              customary and usual duties of any
                                              officer or other employee of the
                                              ASSURED or while acting as a
                                              member of any committee duly
                                              elected or appointed to examine or
                                              audit or have custody of or access
                                              to PROPERTY of the ASSURED, or

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 ICAP Bond (5-98)
 Form 17-02-1421 (Ed. 5-98)                                         Page 8 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                             (8)   each natural person, partnership
(CONTINUED)                                   or corporation authorized by
                                              written agreement with the ASSURED
                                              to perform services as electronic
                                              data processor of checks or other
                                              accounting records related to such
                                              checks but only while such person,
                                              partnership or corporation is
                                              actually performing such services
                                              and not:

                                              a.    creating, preparing,
                                                    modifying or maintaining the
                                                    ASSURED'S computer software
                                                    or programs, or

                                              b.    acting as transfer agent or
                                                    in any other agency capacity
                                                    in issuing checks, drafts or
                                                    securities for the ASSURED,

                                        (9)   any partner, officer or employee
                                              of an investment advisor, an
                                              underwriter (distributor), a
                                              transfer agent or shareholder
                                              accounting recordkeeper, or an
                                              administrator, for an INVESTMENT
                                              COMPANY while performing acts
                                              coming within the scope of the
                                              customary and usual duties of an
                                              officer or employee of an
                                              INVESTMENT COMPANY or acting as a
                                              member of any committee duly
                                              elected or appointed to examine,
                                              audit or have custody of or access
                                              to PROPERTY of AN INVESTMENT
                                              COMPANY.

                                              The term EMPLOYEE shall not
                                              include any partner, officer or
                                              employee of a transfer agent,
                                              shareholder accounting
                                              recordkeeper or administrator:

                                              a.    which is not an "affiliated
                                                    person" (as defined in
                                                    Section 2(a) of the
                                                    Investment Company Act of
                                                    1940) of an INVESTMENT
                                                    COMPANY or of the investment
                                                    advisor or underwriter
                                                    (distributor) of such
                                                    INVESTMENT COMPANY, or

                                              b.    which is a "bank" (as
                                                    defined in Section 2(a) of
                                                    the Investment Company Act
                                                    of 1940).

                                                    This Bond does not afford
                                                    coverage in favor of the
                                                    employers of persons as set
                                                    forth in e. (4), (5) and (8)
                                                    above, and upon payment to
                                                    the ASSURED by the COMPANY
                                                    resulting directly from
                                                    LARCENY OR EMBEZZLEMENT
                                                    committed by any of the
                                                    partners, officers or
                                                    employees of such employers,
                                                    whether acting alone or in
                                                    collusion with others, an
                                                    assignment of such of the
                                                    ASSURED'S rights and causes
                                                    of action as it may have
                                                    against such employers by
                                                    reason of such acts so
                                                    committed shall, to the
                                                    extent of such payment, be
                                                    given by the ASSURED to the
                                                    COMPANY, and the ASSURED
                                                    shall execute all papers
                                                    necessary to secure to the
                                                    COMPANY the rights provided
                                                    for herein.

                                        Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                        Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

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CONDITIONS AND
LIMITATIONS

DEFINITIONS                       f.    FORGERY means the signing of the name of
(CONTINUED)                             another natural person with the intent
                                        to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                                  g. INVESTMENT COMPANY means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                                  h.    ITEMS OF DEPOSIT means one or more
                                        checks or drafts drawn upon a financial
                                        institution in the United States of
                                        America.

                                  i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                                  j. PROPERTY means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                                  k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                                  l.    SECURITIES, DOCUMENTS OR OTHER WRITTEN
                                        INSTRUMENTS means original (including
                                        original counterparts) negotiable or
                                        non-negotiable instruments, or
                                        assignments thereof, which in and of
                                        themselves represent an equitable
                                        interest, ownership, or debt and which
                                        are in the ordinary course of business
                                        transferable by delivery of such
                                        instruments with any necessary
                                        endorsements or assignments.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

CONDITIONS AND
LIMITATIONS

DEFINITIONS                       m.    SUBSIDIARY means any organization that,
(CONTINUED)                             at the inception date of this Bond, is
                                        named in the APPLICATION or is created
                                        during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                                  n.    TRANSPORTATION COMPANY means any
                                        organization which provides its own or
                                        its leased vehicles for transportation
                                        or which provides freight forwarding or
                                        air express services.

                                  o.    VOICE INITIATED ELECTION means any
                                        election concerning dividend options
                                        available to INVESTMENT COMPANY
                                        shareholders or subscribers which is
                                        requested by voice over the telephone.

                                  p.    VOICE INITIATED REDEMPTION means any
                                        redemption of shares issued by an
                                        INVESTMENT COMPANY which is requested by voice over the telephone.

                                  q.    VOICE INITIATED FUNDS TRANSFER
                                        INSTRUCTION means any VOICE INITIATED
                                        REDEMPTION or VOICE INITIATED ELECTION.

                                  For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

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GENERAL EXCLUSIONS -        2.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL                 COVER:
INSURING CLAUSES
                                  a.    loss not reported to the COMPANY in
                                        writing within sixty (60) days after
                                        termination of this Bond as an entirety;

                                  b.    loss due to riot or civil commotion
                                        outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                                  c.    loss resulting from the effects of
                                        nuclear fission or fusion or
                                        radioactivity;

                                  d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                                  e.    damages of any type for which the
                                        ASSURED is legally liable, except
                                        compensatory damages, but not multiples
                                        thereof, arising from a loss covered
                                        under this Bond;

                                  f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                                  g.    loss resulting from indirect or
                                        consequential loss of any nature;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

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CONDITIONS AND
LIMITATIONS

GENERAL EXCLUSIONS -              h.    loss resulting from dishonest acts by
APPLICABLE TO ALL                       any member of the Board of Directors or
INSURING CLAUSES                        Board of Trustees of the ASSURED who is
(CONTINUED)                             not an EMPLOYEE, acting alone or in
                                        collusion with others;

                                  i.    loss, or that part of any loss,
                                        resulting solely from any violation by
                                        the ASSURED or by any EMPLOYEE:

                                        (1)   of any law regulating:

                                              a.    the issuance, purchase or
                                                    sale of securities,

                                              b.    securities transactions on
                                                    security or commodity
                                                    exchanges or the over the
                                                    counter market,

                                              c.    investment companies,

                                              d.    investment advisors, or

                                        (2)   of any rule or regulation made
                                              pursuant to any such law; or

                                  j.    loss of confidential information,
                                        material or data;

                                  k.    loss resulting from voice requests or
                                        instructions received over the
                                        telephone, provided however, this
                                        Section 2.k. shall not apply to INSURING
                                        CLAUSE 7. or 9.

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SPECIFIC EXCLUSIONS -       3.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL                 COVER:
INSURING CLAUSES EXCEPT
INSURING CLAUSE 1.                a.    loss caused by an EMPLOYEE, provided,
                                        however, this Section 3.a. shall not
                                        apply to loss covered under INSURING
                                        CLAUSE 2. or 3. which results directly
                                        from misplacement, mysterious
                                        unexplainable disappearance, or damage
                                        or destruction of PROPERTY;

                                  b.    loss through the surrender of property
                                        away from premises of the ASSURED as a
                                        result of a threat:

                                        (1)   to do bodily harm to any natural
                                              person, except loss of PROPERTY in
                                              transit in the custody of any
                                              person acting as messenger of the
                                              ASSURED, provided that when such
                                              transit was initiated there was no
                                              knowledge by the ASSURED of any
                                              such threat, and provided further
                                              that this Section 3.b. shall not
                                              apply to INSURING CLAUSE 7., or

                                        (2)   to do damage to the premises or
                                              PROPERTY of the ASSURED;

                                  c.    loss resulting from payments made or
                                        withdrawals from any account involving
                                        erroneous credits to such account;

                                  d.    loss involving ITEMS OF DEPOSIT which
                                        are not finally paid for any reason
                                        provided however, that this Section 3.d.
                                        shall not apply to INSURING CLAUSE 10.;

                                  e.    loss of property while in the mail;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

CONDITIONS AND
LIMITATIONS

SPECIFIC EXCLUSIONS -             f.    loss resulting from the failure for any
APPLICABLE TO ALL                       reason of a financial or depository
INSURING CLAUSES EXCEPT                 institution, its receiver or other
INSURING CLAUSE 1.                      liquidator to pay or deliver funds or
(CONTINUED)                             other PROPERTY to the ASSURED provided
                                        further that this Section 3.f. shall not apply to loss of PROPERTY resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

                                  g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                                  h.    loss resulting from entries or changes
                                        made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER SYSTEM; or

                                  i.    loss resulting directly or indirectly
                                        from the input of data into a COMPUTER
                                        SYSTEM terminal, either on the premises
                                        of the customer of the ASSURED or under
                                        the control of such a customer, by a
                                        customer or other person who had
                                        authorized access to the customer's
                                        authentication mechanism.

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SPECIFIC EXCLUSIONS -       4.    THIS BOND DOES NOT DIRECTLY OR INDIRECTLY
APPLICABLE TO ALL                 COVER:
INSURING CLAUSES EXCEPT
INSURING CLAUSES 1., 4.,          a.    loss resulting from the complete or
AND 5.                                  partial non-payment of or default on any
                                        loan whether such loan was procured in
                                        good faith or through trick, artifice,
                                        fraud or false pretenses; provided,
                                        however, this Section 4.a. shall not
                                        apply to INSURING CLAUSE 8.;

                                  b.    loss resulting from forgery or any
                                        alteration;

                                  c.    loss involving a counterfeit provided,
                                        however, this Section 4.c. shall not
                                        apply to INSURING CLAUSE 5. or 6.

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LIMIT OF LIABILITY/NON-     5.    At all times prior to termination of this
REDUCTION AND NON-                Bond, this Bond shall continue in force for
ACCUMULATION OF LIABILITY         the limit stated in the applicable sections of
                                  ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                                  a.    any one act of burglary, robbery or
                                        hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                                  b.    any one unintentional or negligent act
                                        on the part of any one person resulting
                                        in damage to or destruction or
                                        misplacement of PROPERTY, or

                                  c.    all acts, other than those specified in
                                        a. above, of any one person, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS

LIMIT OF LIABILITY/NON-           d.    any one casualty or event other than
REDUCTION AND NON-                      those specified in a., b., or c. above,
ACCUMULATION OF LIABILITY
(CONTINUED)                       shall be deemed to be one loss and shall be
                                  limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                                  All acts, as specified in c. above, of any one person which

                                  i.    directly or indirectly aid in any way
                                        wrongful acts of any other person or
                                        persons, or

                                  ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or
                                  without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

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DISCOVERY                   6.    This Bond applies only to loss first
                                  discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                                  a. facts which may subsequently result in a loss of a type covered by this Bond, or

                                  b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                                  regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

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NOTICE TO COMPANY -         7.    a.    The ASSURED shall give the COMPANY
PROOF - LEGAL PROCEEDINGS               notice thereof at the earliest
AGAINST COMPANY                         practicable moment, not to exceed sixty
                                        (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

                                  b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                                  c.    Securities listed in a proof of loss
                                        shall be identified by certificate or
                                        bond numbers, if issued with them.

                                  d.    Legal proceedings for the recovery of
                                        any loss under this Bond shall not be
                                        brought prior to the expiration of sixty
                                        (60) days after the proof of loss is
                                        filed with the COMPANY or after the
                                        expiration of twenty-four (24) months
                                        from the discovery of such loss.

                                  e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

CONDITIONS AND
LIMITATIONS

NOTICE TO COMPANY -               f.    Proof of loss involving VOICE INITIATED
PROOF - LEGAL PROCEEDINGS               FUNDS TRANSFER INSTRUCTION shall include
AGAINST COMPANY                         electronic recordings of such
(CONTINUED)                             instructions.

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DEDUCTIBLE AMOUNT           8.    The COMPANY shall not be liable under any
                                  INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                                  There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

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VALUATION                   9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                                  The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                                  The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                                  In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                                  OTHER PROPERTY

                                  The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

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CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES SETTLEMENT       10.   In the event of a loss of securities covered
                                  under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                                  The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                                  a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                                  b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                                  c.    for securities having a value greater
                                        than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                                  The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                                  The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                                  The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

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SUBROGATION - ASSIGNMENT    11.   In the event of a payment under this Bond, the
- RECOVERY                        COMPANY shall be subrogated to all of the
                                  ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                                  Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                                  a.    first, to the satisfaction of the
                                        ASSURED'S loss which would otherwise
                                        have been paid but for the fact that it
                                        is in excess of the applicable LIMIT OF
                                        LIABILITY,

                                  b.    second, to the COMPANY in satisfaction
                                        of amounts paid in settlement of the
                                        ASSURED'S claim,

                                  c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

CONDITIONS AND
LIMITATIONS

SUBROGATION - ASSIGNMENT          d.    fourth, to the ASSURED in satisfaction
- RECOVERY                              of any loss suffered by the ASSURED
(CONTINUED)                             which was not covered under this Bond.

                                  Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

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COOPERATION OF ASSURED      12.   At the COMPANY'S request and at reasonable
                                  times and places designated by the COMPANY, the ASSURED shall:

                                  a. submit to examination by the COMPANY and subscribe to the same under oath,

                                  b.    produce for the COMPANY'S examination
                                        all pertinent records, and

                                  c.    cooperate with the COMPANY in all
                                        matters pertaining to the loss.

                                  The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

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TERMINATION                 13.   If the Bond is for a sole ASSURED, it shall
                                  not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                  If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                                  This Bond will terminate as to any one
                                  ASSURED, other than an INVESTMENT COMPANY:

                                  a.    immediately on the taking over of such
                                        ASSURED by a receiver or other
                                        liquidator or by State or Federal
                                        officials, or

                                  b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                                  c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                                  The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

--------------------------------------------------------------------------------
CONDITIONS AND LIMITATIONS

TERMINATION                          If any partner, director, trustee, or
(CONTINUED)                          officer or supervisory employee of an
                                     ASSURED not acting in collusion with an
                                     EMPLOYEE learns of any dishonest act
                                     committed by such EMPLOYEE at any time,
                                     whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                                     a.    shall immediately remove such
                                           EMPLOYEE from a position that would
                                           enable such EMPLOYEE to cause the
                                           ASSURED to suffer a loss covered by
                                           this Bond; and

                                     b.    within forty-eight (48) hours of
                                           learning that an EMPLOYEE has
                                           committed any dishonest act, shall
                                           notify the COMPANY, of such action
                                           and provide full particulars of such
                                           dishonest act.

                                     The COMPANY may terminate coverage as
                                     respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

--------------------------------------------------------------------------------
OTHER INSURANCE                14.   Coverage under this Bond shall apply only
                                     as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                                     a.    the ASSURED,

                                     b.    a TRANSPORTATION COMPANY, or

                                     c.    another entity on whose premises the
                                           loss occurred or which employed the
                                           person causing the loss or engaged
                                           the messenger conveying the PROPERTY
                                           involved.

--------------------------------------------------------------------------------
CONFORMITY                     15.   If any limitation within this Bond is
                                     prohibited by any law controlling this
                                     Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

--------------------------------------------------------------------------------
CHANGE OR MODIFICATION         16.   This Bond or any instrument amending or
                                     affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                                     If this Bond is for a sole ASSURED, no
                                     change or modification which would
                                     adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

CONDITIONS AND LIMITATIONS

CHANGE OR MODIFICATION               If this Bond is for a joint ASSURED, no
(CONTINUED)                          charge or modification which would
                                     adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and to the Securities and Exchange Commission,
                                     Washington, D.C., by the COMPANY.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19

Effective date of
this endorsement: July 24, 2006                  FEDERAL INSURANCE COMPANY

                                                 Endorsement No.: 1 Bond

                                                 To be attached to and form a
                                                 part of Policy Number: 81448270

Issued to: FRED ALGER MANAGEMENT, INC.

--------------------------------------------------------------------------------

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2006                         By /s/ Robert Hamburger
                                                 ------------------------------
                                                    Authorized Representative

Form 14-02-9228 (Ed. 4/2004)

                                                 FEDERAL INSURANCE COMPANY

                                                 Endorsement No.: 2 Bond

                                                 Bond Number: 81448270

NAME OF ASSURED: FRED ALGER MANAGEMENT, INC.

--------------------------------------------------------------------------------

                        NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding to Section 13, Termination, the following:

      Bonds In Effect Sixty (60) Days Or Less

      If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.

      Bonds In Effect More Than Sixty (60) Days

      If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty (60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.

      1.    Nonpayment of premium;

      2. Conviction of a crime arising out of acts increasing the hazard insured against;

      3. Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;

      4. Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;

      5. If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 1

      6. A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New York Insurance Code; or

      7. Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the PROPERTY will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.

      Notice Of Termination

      Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.

      Return Premium Calculations

      The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the COMPANY."

2.    By adding a new Section reading as follows:

      "Section 14. Election To Conditionally Renew / Nonrenew This Bond

      Conditional Renewal

      If the COMPANY conditionally renews this Bond subject to:

      1.    Change of limits of liability;

      2.    Change in type of coverage;

      3.    Reduction of coverage;

      4.    Increased deductible;

      5.    Addition of exclusion; or

      6. Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional Renewal immediately below.

      Notices Of Nonrenewal And Conditional Renewal

      1. If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:

            a.    The expiration date; or

            b. The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 2

      2. Notice shall be mailed or delivered to the ASSURED at the address shown on the DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.

      3. Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.

3. By adding to General Agreement B., Representations Made By Assured, the following:

      No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on July 24, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2006                         By /s/ Robert Hamburger
                                                 ------------------------------
                                                    Authorized Representative

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)                                               Page 3

                                                 FEDERAL INSURANCE COMPANY

                                                 Endorsement No: 3 Bond

                                                 Bond Number: 81448270

NAME OF ASSURED FRED ALGER MANAGEMENT, INC.

--------------------------------------------------------------------------------

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

CASTLE CONVERTIBLE FUND, INC.
SPECTRA FUND
THE ALGER FUND
THE ALGER AMERICAN FUND
THE ALGER INSTITUTIONAL FUND
AND THEIR CORRESPONDING SERIES/PORTFOLIOS
THE CHINA-U.S. GROWTH FUND

This Endorsement applies to loss discovered after 12:01 a.m. on July 24, 2006. \

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2006                         By /s/ Robert Hamburger
                                                 ------------------------------
                                                    Authorized Representative

ICAP Bond
Form 17-02-0949 (Rev. 1-97)                                               Page 1

                                                 FEDERAL INSURANCE COMPANY

                                                 Endorsement No.: 4 Bond

                                                 Bond Number: 81448270

NAME OF ASSURED: FRED ALGER MANAGEMENT, INC.

--------------------------------------------------------------------------------

                  DELETING VALUATION-OTHER PROPERTY ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on July 24, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 18, 2006                         By /s/ Robert Hamburger
                                                 ------------------------------
                                                    Authorized Representative

ICAP Bond
Form 17-02-2437 (Ed. 1-01)

                                IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                                  CHUBB & SON, DIV. OF FEDERAL INSURANCE COMPANY
                                        AS MANAGER OF THE MEMBER INSURERS OF THE
                                              CHUBB GROUP OF INSURANCE COMPANIES

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

               REGULAR MEETING OF THE BOARD OF TRUSTEES/DIRECTORS

                    111 FIFTH AVENUE, 2ND FLOOR, NEW YORK, NY
                               SEPTEMBER 12, 2006

                                 THE ALGER FUNDS
                             THE ALGER AMERICAN FUND
                          THE ALGER INSTITUTIONAL FUNDS
                                  SPECTRA FUND
                          CASTLE CONVERTIBLE FUND, INC.
                           THE CHINA-U.S. GROWTH FUND

(All Funds)

      RESOLVED, that the joint insured fidelity bond written by Chubb Group of Insurance Companies (the "Bond") in the amount of $6,850,000 covering, among others, officers and employees of The Alger Funds, Castle Convertible Fund, Inc., Spectra Fund, The Alger American Fund, The Alger Institutional Funds and The China-U.S. Growth Fund, in accordance with the requirements of Rule 17g-l under the Investment Company Act of 1940, as amended, (the "Act"), is hereby ratified and approved and the bond is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Trust/Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust/Fund's assets and the nature of the securities in the Trust/Fund's Portfolios; and further

      RESOLVED, that the premium to be paid annually by the Trust/Fund under the Bond be, and hereby is, approved by vote of a majority of the Board of Trustees/Directors and separately by a majority of the independent Trustees/Directors, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond and of the premium therefor, the ratable allocation of the premium among the parties named as insureds and the extent to which the share of the premium allocated to the Trust/Fund under the Bond is less than the premium the Trust/Fund would have had to pay had it maintained a single insured bond; and further

      RESOLVED, that the continuation of the Bond be, and hereby is, approved by vote of a majority of the Board of Trustees/Directors and separately by a majority of the independent Trustees/Directors and further

      RESOLVED, that Barry Mullen, Chief Compliance Officer of the Trust, be, and he hereby is, designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1.

                                    Exhibit B

REGISTERED MANAGEMENT INVESTMENT COMPANY (REMIC) BOND RENEWAL
ESTIMATE OF RULE 17G-1 REQUIRED LIMIT FOR A SINGLE INSURED BOND

Current Program -            July 24, 2006 to July 24, 2007
Current Limit on Liability - $6,850,000
Annual Premium -             $23,187

                            TOTAL ASSETS (IN
                             MILLIONS) AS OF
                             THE FUND'S MOST
                              RECENT FISCAL    RULE 17G-1 REQUIRED
                            QTR END PRIOR TO    LIMIT FOR A SINGLE     PREMIUM
FUND                        DATE OF COVERAGE       INSURED BOND      ALLOCATION
-------------------------   ----------------   -------------------   ----------
The Alger Funds -
4/30/06                     $        2,365.8   $         1,700,000   $    6,257
The Alger American
Fund - 6/30/06              $        2,330.6   $         1,700,000   $    6,257
The Alger Institutional
Fund - 4/30/06              $        1,910.9   $         1,500,000   $    5,521
Castle Convertible Fund
- 4/30/06                   $           63.3   $           400,000   $    1,472
Spectra Fund - 4/30/06      $          217.2   $           600,000   $    2,208
The China-U.S. Growth
Fund - 4/30/06              $           60.3   $           400,000   $    1,472
                                               -------------------   ----------
                                       TOTAL   $         6,300,000   $   23,187
                                               -------------------   ----------

Based on the above table and as required by Rulel7d-1(d)(7), the allocation of the renewal premium to each of the funds is fair and reasonable based on the proportionate share of the sum of what the premiums would have been if such insurance coverage were purchased separately by each fund.

                                    Exhibit C

                                                                    PREMIUM BILL

Insured: FRED ALGER MANAGEMENT, INC.                    Date: August 18, 2006

Producer: ACORDIA OF MINNESOTA, INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
      WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE   BOND NUMBER        COVERAGE                 PREMIUM
--------------   -----------   -----------------   -----   -----------
July 24, 2006    81448270      Renewal/ICAP-Bond           $ 23,187.00
      To
July 24, 2007

15% Commission
                                                           -----------
                                                   TOTAL   $  23187.00
                                                           -----------

                              AMENDED AND RESTATED
                       AGREEMENT CONCERNING ALLOCATION OF
                      FIDELITY BOND PREMIUMS AND RECOVERIES

      Amended and Restated Agreement dated as of the 12TH day of SEPTEMBER, 2006 among each Fund listed on Schedule 1 (collectively, the "Funds").

      WHEREAS, each Fund is named insured under the fidelity bond (the "Bond") written by Chubb Group of Insurance Companies (the "Insurer") in the amount of $6.85 million; and

      WHEREAS, the Funds desire to enter into an agreement pursuant to Rule 17g-l(f) under the Investment Company Act of 1940, as amended (the "1940 Act");

      NOW, THEREFORE, the Funds do hereby agree as follows:

   1. The premium payable on the Bond by each Fund shall be allocated in proportion to each Fund's minimum of separate bond coverage.

   2. In the event that recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other Funds, such Fund shall receive a share of the recovery at least equal to the amount it would have received had it provided and maintained a separate Bond under Rule 17g-l(d) under the 1940 Act ("Separate Bond").

   3. In the event that the claims of loss of the Funds are so related that the Insurer is entitled to assert that the claims must be aggregated with the results that the total amount payable on such claims is limited to the face amount of the Bond, the following rules for determining the priorities among the Funds for satisfaction of the claims under the Bond shall apply:

         A. First, all claims of each Fund which have been duly proven and established under the Bond shall be satisfied up to minimum amount of a separate Bond for such Fund; and

         B. Second, the remaining amount of insurance, if any, shall then be applied to the claims of the Funds in proportion to the total of the unsatisfied amount of the claims of each Fund.

   4. If the Funds' investment advisor, distributor, or an affiliate of either in the future serves as an investment advisor, sub-investment advisor, administrator, or distributor to any other investment company (an "Additional Fund"), and if the Insurer is willing to add the Additional Fund as a named insured under the Bond, such Additional Fund shall become subject to this Agreement upon addition to the Bond and notice of such addition shall be given to each of the Funds hereunder; PROVIDED, however, that the amount of the Bond is increased, if necessary, by an amount so that the aggregate amount of the Bond is not less than the minimum amount which would have been required for each named insured, including any Additional Fund, to obtain under Rule 17g-l(d) under the 1940 Act.

   5. Attached hereto as Schedule C is a list of the assets of each of the Funds as of the end of the respective Fund's last fiscal quarter, together with an indication of the

                                    Exhibit D
      minimum bond that be provided and maintained under Rule 17g-l(d) under the 1940 Act for a fund with assets of that amount.

            IN WITNESS WHEREOF, each Fund has caused this Agreement to be executed by one of its officers thereunto duly authorized as of the date above written.

                                                The Funds listed on Schedule 1

                                                By: /s/ Barry Mullen
                                                    -------------------
                                                    Barry Mullen

                                                Title: Chief Compliance
                                                       Officer

                                       Exhibit D